UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Azenta, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

114340102

(CUSIP Number)

Quentin Koffey

Politan Capital Management LP

106 West 56th Street, 10th Floor

New York, New York 10019

646-690-2830

With a copy to:

Richard M. Brand

Cadwalader, Wickersham & Taft LLP

200 Liberty Street

New York, NY 10281

212-504-6000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 30, 2023

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON Politan Capital Management LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
Number of shares beneficially owned by each reporting person with	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,578,003
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,578,003
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,578,003
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.61%*
14	TYPE OF REPORTING PERSON IA

* All percentage calculations set forth herein are based upon the aggregate of 60,153,892 shares of Common Stock outstanding as of August 3, 2023, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission (the “SEC”) on August 9, 2023.

1	NAME OF REPORTING PERSON Politan Capital Management GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
Number of shares beneficially owned by each reporting person with	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,578,003
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,578,003
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,578,003
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.61%*
14	TYPE OF REPORTING PERSON IA

* All percentage calculations set forth herein are based upon the aggregate of 60,153,892 shares of Common Stock outstanding as of August 3, 2023, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on August 9, 2023.

1	NAME OF REPORTING PERSON Politan Capital Partners GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
Number of shares beneficially owned by each reporting person with	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,578,003
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,578,003
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,578,003
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.61%*
14	TYPE OF REPORTING PERSON IA

* All percentage calculations set forth herein are based upon the aggregate of 60,153,892 shares of Common Stock outstanding as of August 3, 2023, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on August 9, 2023.

1	NAME OF REPORTING PERSON Quentin Koffey
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
Number of shares beneficially owned by each reporting person with	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,578,003
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,578,003
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,578,003
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.61%*
14	TYPE OF REPORTING PERSON IN

* All percentage calculations set forth herein are based upon the aggregate of 60,153,892 shares of Common Stock outstanding as of August 3, 2023, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on August 9, 2023.

This Amendment No. 1 to Schedule 13D (this “Amendment No. 1”) amends and supplements the Schedule 13D filed on September 14, 2023 (the “Initial 13D”, and as amended and supplemented by this Amendment No. 1, the “Schedule 13D”) by the Reporting Persons, relating to the common stock, par value $0.01 per share (the “Common Stock”), of Azenta, Inc., a Delaware corporation (the “Issuer”). Capitalized terms not defined in this Amendment No. 1 shall have the meaning ascribed to them in the Initial 13D.

The information set forth in response to each separate Item below shall be deemed to be a response to all Items where such information is relevant.

ITEM 1. SECURITY AND ISSUER

Item 1 of the Schedule 13D is hereby amended and supplemented with the following information:

Each of the Reporting Persons beneficially owns an aggregate of 4,578,003 shares of Common Stock. These shares represent approximately 7.61% of the outstanding shares of Common Stock.

ITEM 4. PURPOSE OF TRANSACTION

Item 4 of the Schedule 13D is hereby amended and supplemented with the following information:

Politan has entered into a non-disclosure agreement with the Issuer and is currently engaging in discussions with the Issuer’s management and board of directors (the “Board”) concerning the Issuer’s business, strategies and corporate governance. Coincident with these discussions, due to the November 2, 2023 nomination deadline in the Amended and Restated Bylaws of the Issuer (the “Bylaws”), on October 30, 2023, Politan Capital NY LLC, in compliance with the Bylaws, submitted to the Issuer its formal notice to nominate candidates for election to the Board, one of whom is Politan’s Managing Partner and Chief Investment Officer Quentin Koffey.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

Item 5(a) and Item 5(b) of the Initial Schedule 13D are hereby amended and restated as follows:

(a), (b) Each of the Reporting Persons beneficially owns an aggregate of 4,578,003 shares of Common Stock (the “Subject Shares”). The Subject Shares represent approximately 7.61% of the outstanding shares of Common Stock, based on 60,153,892 shares of Common Stock outstanding as of August 3, 2023, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on August 9, 2023.

Politan, as the investment advisor to the Politan Funds, may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) all of the Subject Shares. Politan Management, as the general partner of Politan, which is in turn the investment advisor to the Politan Funds, may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) all of the Subject Shares. Politan GP, as the general partner of the Politan Funds, may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) all of the Subject Shares. Mr. Koffey, as the Managing Partner And Chief Investment Officer of Politan, and as the Managing Member of Politan Management and Politan GP, may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) all of the Subject Shares.

Item 5(c) of the Initial Schedule 13D is hereby amended and supplemented by adding the following information:

Exhibit 99.3 filed herewith, which is incorporated herein by reference, describes the transaction in Common Stock that was effected by the Reporting Persons for the benefit of the Politan Funds since the filing of the Initial 13D.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 of the Initial Schedule 13D is hereby amended and supplemented by adding the following information:

On September 18, 2023, Politan Master Fund exercised the Physically Settled Swaps referencing 728,415 shares of Common Stock and, upon such settlement, the counterparties to such Physically Settled Swaps delivered to Politan Master Fund an aggregate of 728,415 shares of Common Stock. Politan Master Fund had previously settled the Cash Settled Swaps in full under which it had economic exposure to 385,196 notional shares of Common Stock. Politan Master Fund is no longer a party to any Physically Settled Swaps or Cash Settled Swaps.

The information set forth in Item 4 with respect to the non-disclosure agreement entered into by Politan and the Issuer is incorporated herein by reference.

Except as described herein, the Reporting Persons have no contracts, arrangements, understandings or relationships (legal or otherwise) with respect to any securities of the Issuer.

ITEM 7. MATERIAL TO BE FILED AS AN EXHIBIT

Exhibit 99.1	Joint Filing Agreement among Politan Capital Management LP, Politan Capital Management GP LLC, Politan Capital Partners GP LLC, and Quentin Koffey*

Exhibit 99.2	Trading Data*

Exhibit 99.3	Trading Data

*Previously filed.

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: November 1, 2023

POLITAN CAPITAL MANAGEMENT LP

By:	Politan Capital Management GP LLC, its general partner

By:	/s/ Quentin Koffey
	Name:	Quentin Koffey
	Title:	Managing Member

POLITAN CAPITAL MANAGEMENT GP LLC

By:	/s/ Quentin Koffey
	Name:	Quentin Koffey
	Title:	Managing Member

POLITAN CAPITAL PARTNERS GP LLC

By:	/s/ Quentin Koffey
	Name:	Quentin Koffey
	Title:	Managing Member

QUENTIN KOFFEY

By:	/s/ Quentin Koffey
	Name:	Quentin Koffey

INDEX TO EXHIBITS

Exhibit	Description

Exhibit 99.1	Joint Filing Agreement among Politan Capital Management LP, Politan Capital Management GP LLC, Politan Capital Partners GP LLC, and Quentin Koffey*

Exhibit 99.2	Trading Data*

Exhibit 99.3	Trading Data

*Previously filed.